Mail Stop 4561

				March 29, 2006


Mahendra Negi
Chief Financial Officer
Trend Micro Incorporated
Shinjuku MAYNDS Tower, 1-1
Yoyogi 2-chome
Shibuya-ku, Tokyo 151-0053, Japan

Re:	Trend Micro Incorporated
Form 20-F for Fiscal Year Ended December 31, 2004
File No. 333-10486

Dear Mr. Negi:

      We have reviewed your response letter dated February 7, 2006 along with the above referenced filing and have the following additional comment. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 10 - Research and development and maintenance costs, and software development costs, page F-20

Prior Comment No. 5

1. We have read your response regarding the reclassification of maintenance and customer support costs to cost of sales and your conclusion that "irrespective of the magnitude of the changes to cost of sales and the gross profit margin, making such reclassifications retroactively to [your] 2005 financial statements is appropriate because these changes provide little additional pertinent information to the reader of the financial statements." In addition we note your response that "the effects of such reclassifications are sufficiently immaterial to avoid the need to amend the financial statements included in [your] fiscal 2004 20-F." Although SAB Topic 1 M indicates that qualitative factors should be considered when misstatements are quantitatively small, it does not suggest that the qualitative factors should be considered when items are quantitatively material. Considering the significant change to cost of sales and gross profit, we do not agree with your conclusion that the effects of such reclassifications are sufficiently immaterial to avoid the need to amend the financial statements. Amend your December 31, 2004 Form 20-F to properly report cost of sales and to disclose the reason for the reclassification and the quantitative impact on the financial statements. In addition revise your discussion of liquidity in Management`s Discussion and Analysis in your filings, as needed.

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

	You may contact Jason Niethamer at 202-551-3855, Tammy Tangen at
202-551-3443 or me at 202-551-3730 if you have questions regarding the above comment.

Sincerely,



Stephen Krikorian Accounting Branch Chief

Mahendra Negi
Trend Micro Incorporated
March 29, 2006
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